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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------

                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                             (Amendment No. 5)
                              ---------------

                       GAYLORD CONTAINER CORPORATION
                     (Name of Subject Company (Issuer))

                   TEMPLE-INLAND ACQUISITION CORPORATION
                  an indirect, wholly-owned subsidiary of
                             TEMPLE-INLAND INC.
                    (Names of Filing Persons (Offerors))

              Class A Common Stock, par value $.0001 per share
       (Including the Associated Rights to Purchase Preferred Stock)
                       (Title of Class of Securities)

                                 368145108
                   (CUSIP Number of Class of Securities)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511
          (Name, Address and Telephone Number of Person Authorized
   To Receive Notices and Communications on Behalf of the Filing Persons)

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
                               (202) 371-7000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?

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         This Amendment No. 5 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and
Exchange Commission on September 28, 2001 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc., a Delaware corporation (the
"Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The Offer is made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2001 (the "Merger Agreement"), among the Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

ITEM 11.        ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

         In the litigation entitled Absolute Recovery Hedge Fund, L.P., et al. v. Gaylord Container Corp., et al. (Civ. No. 01-CV-8811 (LAK)), the parties agreed on October 15, 2001 to delay, without prejudice, the preliminary injunction hearing scheduled for October 23, 2001, and to suspend discovery and activities related thereto, in order to permit time for negotiations among Parent, the Company and certain holders of the Company's Notes. The parties have further agreed that in the event that an agreement is reached with such holders of Notes as to acceptable terms of the Notes Tender Offers (regardless of whether they are the same or revised terms) that the Notes Tender Offers will be kept open for an additional period of at least twelve days after such revised terms or agreement is publicly announced.



                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     TEMPLE-INLAND INC.

                                     By:   /s/ M. Richard Warner
                                          -------------------------------
                                          Name:  M. Richard Warner
                                          Title:  Vice President and Chief
                                                  Administrative Officer


                                     TEMPLE-INLAND ACQUISITION CORPORATION

                                     By:   /s/ M. Richard Warner
                                          -------------------------------
                                          Name:  M. Richard Warner
                                          Title:  Vice President and Chief
                                                  Administrative Officer



Date: October 15, 2001